UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
(Amendment No. 2)*
Final Amendment

RECKSON ASSOCIATES REALTY CORP.
(Name of Issuer)

Reckson Associates Realty Corp.

Scott H. Rechler	Michael Maturo	Jason Barnett

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

75621K106
(CUSIP Number of Class of Securities)

Andrew S. Levine
Executive Vice President,
General Counsel and Secretary
SL Green Realty Corp.
420 Lexington Avenue
New York, New York  10170
(212) 594-2700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person(s) Filing Statement)

Copies to:

Larry P. Medvinsky, Esq. Karl A. Roessner, Esq. Clifford Chance US LLP 31 West 52nd Street New York, New York 10019 (212) 878-8000	Lee S. Parks, Esq. Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, New York 10004-1980 (212) 859-8000

This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☑	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.
☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee
Transaction Valuation*	Amount of Filing Fee**
$3,728,174,252.34	$398,914.64

*

Pursuant to paragraphs (a)(4) and (b) of Rule 0-11 and estimated solely for the purpose of determining the filing fee, the transaction valuation is equal to the product of (A) $42.84, the average of the high and low prices for shares of Reckson (as defined below) common stock, par value $0.01 per share (the “Reckson Common Stock”), as reported on the New York Stock Exchange Composite Transaction Reporting System on September 11, 2006, multiplied by (B) 87,035,701 shares of Reckson Common Stock and common partnership units of Reckson Operating Partnership, L.P. expected to be outstanding immediately prior to the effective time of the merger (other than certain shares of common stock held by a wholly-owned subsidiary of SL Green (as defined below), Reckson or a subsidiary of SL Green).

**	The filing fee, calculated in accordance with Exchange Act Rule 0-11(b), was calculated by multiplying the transaction valuation by 0.000107.

☑

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $106,898.94
Form or Registration No.: S-4
Filing Party: SL Green Realty Corp.
Date Filed: September 18, 2006

INTRODUCTION

This Amendment No. 2 (the “Final Amendment”) to Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (the “Transaction Statement”), is being filed by (1) Reckson Associates Realty Corp., a Maryland corporation (“Reckson” or the “Company”), the issuer of the Reckson Common Stock that is subject to the Rule 13e-3 transaction under a potential interpretation of the Exchange Act (as defined below), (2) Scott H. Rechler, an individual and a director, Chairman of the Board of Directors and Chief Executive Officer of Reckson, (3) Michael Maturo, an individual and a director, President and Chief  Financial Officer of Reckson, and (4) Jason Barnett, an individual, Senior Executive Vice President-Corporate Initiatives, General Counsel and Secretary of Reckson (collectively, the “Filing Persons”), although each Filing Person expressly disclaims any obligation to file this Transaction Statement.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is subject of this Transaction Statement.

Item 15. ADDITIONAL INFORMATION.

Regulation M-A Item 1011

Item 15 is hereby amended and supplemented as follows:

On December 7, 2006, at a special meeting of Reckson’s shareholders, Reckson’s shareholders voted to adopt the Agreement and Plan of Merger, dated as of August 3, 2006, by and among SL Green Realty Corp., a Maryland corporation (“SL Green”), Wyoming Acquisition GP LLC, Wyoming Acquisition Partnership LP, Reckson, Reckson Operating Partnership, L.P. and Wyoming Acquisition Corp., a Maryland corporation and a wholly-owned subsidiary of SL Green (“Purchaser”).

On January 25, 2007, Reckson and SL Green filed Articles of Merger with the Secretary of State of the State of Maryland, pursuant to which Reckson was merged with and into Purchaser, with Purchaser continuing as the surviving corporation (the “Merger”).  Generally, at the effective time of the Merger, each share of Reckson Common Stock issued and outstanding as of the effective time of the Merger (other than certain shares of common stock held by a wholly-owned subsidiary of SL Green, the Company or a subsidiary of SL Green) was automatically converted into the right to receive a cash payment equal to the sum of $31.68 per share, an amount in cash equal to $0.0977 per share as a prorated dividend and 0.10387 of a share of the common stock of SL Green.  In addition, at the effective time of the Merger, the separate corporate existence of Reckson ceased.

As a result of the Merger, Reckson Common Stock ceased to trade on the New York Stock Exchange (“NYSE”) as of the close of trading on January 25, 2006 and became eligible for delisting from the NYSE and termination of registration pursuant to Rule 12g-4 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Accordingly, on January 25, 2007, Reckson filed a Certification and Notice of Termination of Registration on Form 15 with the Securities and Exchange Commission in order to deregister its common stock under the Exchange Act.

Item 16. EXHIBITS.

Regulation M-A Item 1016

Item 16 is amended and supplemented by the addition of the following exhibit thereto:

(a)(3)	Press Release, dated January 25, 2007

SIGNATURES

After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 25, 2007

RECKSON ASSOCIATES REALTY CORP.

By:	/s/ Andrew S. Levine
Name: Andrew S. Levine
Title: Secretary

SCOTT H. RECHLER

/s/ Scott H. Rechler
Scott H. Rechler

MICHAEL MATURO

/s/ Michael Maturo
Michael Maturo

JASON BARNETT

/s/ Jason Barnett
Jason Barnett